WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

September 2, 2009

Joseph McCann
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Home Touch Holding Company Registration Statement on Form S-1 Amendment No. 2. File No. 333-158713

Dear Mr. McCann:

We have filed on EDGAR the above Amendment No. 2 and the related response table which is attached to this letter.

Page number references in the table are to pages in the marked copy filed on EDGAR.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1.	7
A risk factors with the title “There is substantial doubt about our ability to continue as a going concern and if we are unable to generate significant revenue or secure additional financing we may be unable to implement our business plan and grow our business.”  which addresses this comment has been added.

2.	15	Risk factor concerning penny stock has been revised to use the word “will.”
3.	16
Risk Factor concerning reporting requirements has been revised and now has correct dates and the new heading “Although we will be a mandatory reporting company under Section 15(d) of the Securities Act of 1933 until and through fiscal year end March 31, 2010, if we do not file a Registration Statement on Form 8-A to become a mandatory reporting company under Section 12(g) of the Securities Exchange Act of 1934 thereafter, we will continue as a voluntary reporting company and will not be subject to the proxy statement or other information requirements of the 1934 Act, our securities can no longer be quoted on the OTC Bulletin Board, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity, all of which could reduce the value of your investment and the amount of publicly available information about us.”

4.	17	Correct offering price of $.05 now stated.
5.	33
We have added the following disclosure:
We view these marketing arrangements as important but not critical to our future success.  We have generated the following revenues through these marketing efforts:

•  Microsoft/Cisco -  $293,447
•  ABB -   $227,104
•  China Light -  $61,523
•  Megastrength Security Service Co. Ltd. - $103,337

6.	32	Sentence stricken.
7.	41	These items are now addressed in “Liquidity and Capital Resources.”
8 .	41
We have added the following disclosure:
However, we currently do not have any agreements with shareholders or lenders and we can offer no assurances that we will be able to obtain additional funds on acceptable terms, if at all.

9.	44
We have added the following disclosure:
However, Mr. David Gunawan Ng and Ms. Stella Wai Yau, our directors, did not receive any additional stock or other equity interest from us in exchange for the forfeiture of these loans.  The forfeiture was pursuant to an oral agreement.

10.		See response to Comment 9.
11.		See Accounting Comment Responses immediately following this table.
12.		See Accounting Comment Responses immediately following this table.
13.		See Accounting Comment Responses immediately following this table.
14.		See Accounting Comment Responses immediately following this table.
15.		See Accounting Comment Responses immediately following this table.
16.		See Accounting Comment Responses immediately following this table.
17.		See Accounting Comment Responses immediately following this table.
18.		See Accounting Comment Responses immediately following this table.
19.	56	Disclosure of all share issuances is now described.
20.	60	Signatures revised as requested.
21.		Exhibit 2.1 refiled
22.
The amendment as filed was complete.  The apparent missing item was completed through an Invoice for charges in Appendix to OEM Agreement with Shenzhen Bochuang Hi-Tech Company Limited, now filed as Exhibit 10.12

ACCOUNTING COMMENT RESPONSES

Report of Independent Registered Public Accounting Firm, page F-2

11. We note that you included a consent from your independent public accounting firm with your financial statements and not their audit report which is referred to in the consent. Please amend your Form S-1 to include an audit report for your financial statements that meets the requirements of Article 2 of Regulation S-X. Please note that the financial statements should also comply with Article 8-08 of Regulation S-X.

Answer:                      Please see the audit report and the revised consent, as attached in the Amendment No. 2 to Form S-1.

12. Further, please amend the Form S-1 to include the consent of your independent public accounting firm as an exhibit consistent with Item 601(B)(23) of Regulation S-K. The consent should be currently dated and signed prior to requesting effectiveness.

Answer:                      Please see the revised consent, as attached in the Amendment No. 2 to Form S-1.

Consolidated Statements of Operations, page F-4

13. You include a loss on the disposal of plant and equipment within non-operating income and losses. Please tell us how you considered paragraph 45 of SFAS 144 in the classification of this loss as non-operating instead of operating.

Answer:                      We have made the reclassification of a loss from disposal of plant and equipment as an operating loss before the “income from operation” in accordance with paragraph 45 of SFAS 144. Please see in the Amendment No. 2 to Form S-1 accordingly.

Note 3 Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

14. Please refer to prior comment 49. Please tell us about your analysis under paragraph 9 of EITF 00-21 in determining that the hardware and software and provision of services meet the criteria to be considered separate units of accounting.

Answer:                      Under paragraph 9 of EITF 00-21, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

We generally offer the following product group and related services to our customers:

	Types of	1. Product sales	2. Project sales	3. Technical service
	Revenue earning process	Sale of products, including sale of our owned designed products and sale of third party products, which are widely used in smart home system.
Sale of projects, representing our smart home project to homeowners or interior designers, which consists of design, installment of smart home equipment and related hardware products, implementation and training to operate the smart home system.
Technical service represents the provision of technical development and consulting service in the application on home system solutions to a single customer, on a time-and-materials basis.

a.
The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer's ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).
Only one delivered item, “product”, which is sold separately at a fixed and determinable price and has value to the customer on a standalone basis.
Under such arrangement, we provide a combination of products and services to customers with 2 major delivered items: (1) products with our own software modification and (2) design, installation, implementation and technical supports.
The first condition for separation is met for item (1), because we can sell separately; for item (2), the customer can engage with the technicians to install the system.

Only one delivered item, “service”, which is provided separately at a fixed and determinable price and has value to the customer on a standalone basis.

b.	There is objective and reliable evidence of the fair value of the undelivered item(s).	Objective and reliable evidence of fair value exists for the products themselves.	Objective and reliable evidence of fair value exists for both products and services in the project. Based on our agreement, the pricing terms of the products and services are separately specified.	Objective and reliable evidence of fair value exists for the service to be rendered.

c.
If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.
		Products are sold on “no rights of return” basis.	Projects are provided on “no rights of return” basis.	Services are rendered, on “no rights of return” basis.

	Conclusion:	Separate units of accounting are applied.	Separate units of accounting are applied.	Separate units of accounting are applied.

15. We refer to prior comment 52. On page 38 you indicate that you license yourselves to “one local partner. For Instance, Home Touch (Malaysia) Limited and Home Touch (Singapore) Limited.” Your response indicates “No such licensing arrangement with local partners.” Please reconcile your response to your disclosure on page 38. If these arrangements do exist, please revise your revenue recognition policy to disclose how you account for these transactions.

Answer:                      We do not engage with such licensing arrangement with local partners. Those local partners are considered as our distributors to sell our products locally. Therefore, no revenue is generated from these licensing transactions and such revenue recognition policy is not applicable.

16. We refer to prior comment 53. Your revenue recognition policy revision does not disclose how you account for software sales. Please revise to address our concerns.

Answer:                      We do not sell software products on a standalone basis to the customer, therefore, no related revenue recognition is applicable.

17. We refer to prior comment 55. We do not see your disclosure in the revised revenue recognition policy regarding contingencies such as right of return, conditions of acceptance, warranties, price protection, etc. Please revise and address our concerns.

Answer:                      Please see our disclosure in connection with your concerns as below:

●	Revenue recognition

In accordance with the SEC’s Staff Accounting Bulletin No. 104, “Revenue Recognition” , the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured.

(a)	Sale of products

The Company generally sells its products with no general rights of return and no price protection, including lighting and curtain switch, lighting components, video door phone, remote controller and computer accessories, etc. The Company recognizes product revenue when persuasive evidence of an arrangement exists, the product has been delivered upon shipment, the sales price is fixed or determinable and collectibility is reasonably assured.

Generally, we do not offer any right of return and price protection in the delivery of products and projects sales. Technical service is recognized upon acceptance of the customers.

Under the products and projects sales, we offer product warranty and post-contract customer support (“PCS”) to our customers, which is disclosed in the Summary of Significant Accounting Policies and the related Footnote as below:

●	Product warranty and post service support

The Company generally offers product warranty and post-contract customer support (“PCS”) to its customers for a period of twelve months, free of charge. The Company periodically reviews actual warranty claims experience to determine a reserve for warranty liabilities if necessary.

17.	COMMITMENTS AND CONTINGENCIES

(b)	Reserve for product warranties

The Company has not experienced any material actual claims from product warranties where it was under obligation to honor this standard warranty provision. As such, no reserve for product warranties has been recognized in the statement of operations for the years ended March 31, 2009 and 2008.

Note 11 Commitments and Contingencies, page F-18

18. We refer to comment 57. We recognize your response. However, it appears to contradict the Risk Factor We may face increased costs due to environmental matters which could reduce our earnings or cash flows, page 9. Please address our concerns, either revise your risk factor or otherwise reconcile your response to the disclosure in the risk factor.

Answer:                      We do not manufacture the electronic products in the PRC. In fact, the PRC regulates the domestic manufacturers of electronic products in using certain chemical substances, which are governed by the environmental restrictions under the PRC laws and regulations. We are not exposed to any contingency under this environmental matter. For the consistency, the related risk factor item under Risk Factor is deleted.